VIA EDGAR

November 27, 2023

Lauren Pierce, Staff Attorney

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Re: DOC.COM INC.

Offering Statement on Form 1-A

Filed November 9, 2023

File No. 024-12337

Dear Ms. Pierce,

On behalf of Doc.com Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-qualification Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 2 via EDGAR to reflect changes to the Form 1-A filed on November 9, 2023.

In addition, we are providing the following responses to your comment letter, dated November 21, 2023, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Form 1-A filed November 9, 2023

Business, page 17

1. We note your response to prior comment 4 and reissue in part. Please describe the legal relationship between you and the physicians, psychologists, and veterinarians on your app,

or to the extent you this has not yet been determined, discuss any uncertainty in that regard. Disclose whether you have signed any agreements for the employment of doctors for your app. Additionally, please disclose your anticipated timeline for the final testing and launching of your app.

Response:

We have revised, Business,page 18 to reflect the follwoinmg:

Our legal relationship is as a service provider:  We connect healthcare professionals to patients and don’t have a contract directly with healthcare professionals as a payer. We will have a service agreement that has yet to be created where we offer a service connecting patients to healthcare professionals and charge a service fee. We will be using Dots and a payer. We have not signed any agreement for employment to doctors directly.

The timeline regarding our final testing and launch for our apps will be within the next 60 days.  We are currently doing testing of our apps and the launch will happen before the end of 2023 pending acquiring financing in time.

Principal Shareholders, page 22

2. Given the substantial voting power of class B shares, please revise your beneficial ownership table to add a column disclosing the aggregate voting power held by each person listed in the table.

Response:

We have revised, the principal shareholders, page 22 to reflect the follwoinmg:

	Amount and Nature of Beneficial Control	Percent of class Before Offering	Percent of class After Offering	Percent of voting power of class pre-Offering	Percent of voting power of class post-Offering
Name of Beneficial Owner (1)	(2)	(3)	(4)	(5)	(6)
Directors and Officers:

Charles Nader,
Chairman, Director, Chief Executive Officer
Class A shares	145,000,003.50	89.13%	77.26%	31.340%	29.733%

Charles Nader,
Chairman, Director, Chief Executive Officer
Class B shares (20X vote)	15,000,000	100.00%	100.00%	64.841%	61.52%

Charles Nader total voting power				96.180%	91.250%

Patrick Devereaux, Director, CFO
Class A shares	415,000	0.255%	0.221%	0.090%	0.085%

Jamie Freed, Director,
class A shares	8,000,000	4.91%	4.262%	1.729%	1.640%

Please do not hesitate to call me at (949) 529-2500 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Regards

Adamson Brothers

Andy Altahawi